UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CORVUS GOLD ULC (AS SUCCESSOR BY AMALGAMATION TO CORVUS GOLD INC.)
(Name of Issuer)

Common Shares
(Title of Class of Securities)

221013105
(CUSIP Number)

Kandimathie Christine Ramon
AngloGold Ashanti Limited
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
+27 (0)11 637-6019

With a copy to:

George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 (0)20 7453 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
AngloGold Ashanti Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,003,470 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,003,470 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,003,470 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)
Percentage ownership is based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of January 14, 2022, as disclosed by the Issuer in its Quarterly Report for the quarterly period ended November 30, 2021 on Form 10-Q, filed with the SEC on January 14, 2022.

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
AngloGold Ashanti (U.S.A.) Exploration Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,003,470 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,003,470 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,003,470 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Percentage ownership is based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of January 14, 2022, as disclosed by the Issuer in its Quarterly Report for the quarterly period ended November 30, 2021 on Form 10-Q, filed with the SEC on January 14, 2022.

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
1323606 B.C. Unlimited Liability Company (which became Corvus Gold ULC as a result of the amalgamation)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,003,470 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,003,470 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,003,470 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Percentage ownership is based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of January 14, 2022, as disclosed by the Issuer in its Quarterly Report for the quarterly period ended November 30, 2021 on Form 10-Q, filed with the SEC on January 14, 2022.

This Statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (the “Original Schedule 13D” and, as amended, the “Amended Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on July 13, 2021, as amended by Amendment No. 1 filed on September 14, 2021 and Amendment No. 2 filed on September 17, 2021, with respect to the common shares, no par value, of Corvus Gold Inc. (the “Issuer”), held by 1323606 B.C. Unlimited Liability Company (the “Purchaser”). The Purchaser is a wholly owned subsidiary of AngloGold Ashanti (U.S.A.) Holdings Inc. (“AGA (U.S.A.) Holdings”), which is a wholly owned subsidiary of AngloGold Ashanti (U.S.A.) Exploration Inc. (“AGA (U.S.A.) Exploration”), which is a wholly owned subsidiary of AngloGold Ashanti North America Inc. (“AGA North America”), which is a wholly owned subsidiary of AngloGold Ashanti USA Incorporated, which is a wholly owned subsidiary of AngloGold Ashanti Limited (“AGA”). AGA and the aforementioned wholly owned subsidiaries of AGA are collectively referred to herein as the “AGA Entities”.

Upon completion of the Transaction, the Purchaser and the Issuer were amalgamated to form one corporate entity which has been renamed “Corvus Gold ULC”, with the legal existence of the Purchaser surviving the amalgamation. All references herein to the “Purchaser” with respect to any period after the Effective Time of the amalgamation are references to Corvus Gold ULC, the amalgamated entity.

All references herein to “$” and “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.

This Amendment No. 3 amends the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth herein, all Items of the Amended Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned to them in the Amended Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Paragraphs (a) - (c) of Item 2 of the Amended Schedule 13D are hereby deleted in their entirety and replaced with the following:

This statement is being filed jointly by the Purchaser, AGA (U.S.A.) Exploration and AGA (together, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing Agreement, as amended by that certain Joinder Agreement, as further described in Item 6.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other AGA Entities are set forth on Schedule A attached hereto and are incorporated herein by reference. The AGA Entities operate an independent, global gold mining business with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents.

The name, citizenship, business address, present principal occupation or employment, and the name, business address and principal business of any corporation or other organization in which such employment is conducted, of each director and executive officer of the AGA Entities (collectively referred to herein as the “AGA Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

Paragraph (d) of Item 2 of the Amended Schedule 13D is hereby deleted in its entirety and replaced with the following:

During the last five years, none of the AGA Entities nor, to the knowledge of the Reporting Persons, any of the AGA Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Paragraph (e) of Item 2 of the Amended Schedule 13D is hereby deleted in its entirety and replaced with the following:

During the last five years, none of the AGA Entities nor, to the knowledge of the Reporting Persons, any of the AGA Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

The description of the Transaction set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On January 18, 2022, the Issuer, the Purchaser and AGAH completed the Transaction, pursuant to which, among other things, the Purchaser acquired the remaining 80.5% of the outstanding Corvus Shares not already owned by the Purchaser (as further described below) at a price of C$4.10 per Corvus Share in cash.

On January 11, 2022, a total of 24,774,949 Corvus Shares, equal to 19.5% of the outstanding Corvus Shares, were transferred by way of a capital contribution (i) from AGA (U.S.A.) Exploration to AGA (U.S.A.) Holdings in exchange for 24,774,949 common shares in the capital of AGA (U.S.A.) Holdings with a subscription price of C$4.10 per common share of AGA (U.S.A.) Holdings, and (ii) from AGA (U.S.A.) Holdings to the Purchaser in exchange for 24,774,949 common shares in the capital of the Purchaser with a subscription price of C$4.10 per common share of the Purchaser.

As part of completion of the Transaction, the Purchaser and the Issuer were amalgamated to form one corporate entity which has been renamed “Corvus Gold ULC”, with the legal existence of the Purchaser surviving the amalgamation, and all of the issued and outstanding Corvus Shares were canceled pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia). AGA (U.S.A.) Holdings, which is the direct parent company of the Purchaser, received one common share in the authorized share structure of Corvus Gold ULC for each common share previously held by AGA (U.S.A.) Holdings in the Purchaser. Corvus Gold ULC is now a direct wholly owned subsidiary of AGA (U.S.A.) Holdings. The articles and notice of articles of Corvus Gold ULC are substantially in the form of the articles and notice of articles of the Purchaser, as in effect prior to the completion of the Transaction.

Effective upon the completion of the Transaction, Jeffrey A. Pontius, Carl Brechtel, Peggy Wu, Marla K. Ritchie, Ronald Largent, Steve K. Aaker, Anton Drescher, Ed Yarrow, and Rowland Perkins resigned as directors and/or officers of the Issuer, and the directors were replaced by Timothy Thompson and Robert Hayes. Further, Timothy Thompson, Wayne Chancellor and Katie Burritts were appointed officers of Corvus Gold ULC.

On January 7, 2022, the Issuer notified Nasdaq of its intention to voluntarily delist the shares of Corvus Gold ULC from Nasdaq. In connection with the completion of the Transaction, Corvus Gold ULC, in coordination with Nasdaq, has filed a Form 25 with the SEC to delist the shares of Corvus Gold ULC from Nasdaq and terminate registration of the shares of Corvus Gold ULC under Section 12(b) of the Exchange Act. Corvus Gold ULC also intends to file a Form 15 to terminate registration of the shares of Corvus Gold ULC under Section 12(g) of the Exchange Act and to suspend Corvus Gold ULC’s reporting obligations under Section 15(d) of the Exchange Act. Moreover, Corvus Gold ULC intends to cause the shares of Corvus Gold ULC to cease to be listed on the Toronto Stock Exchange as soon as possible. An application was made for Corvus Gold ULC to cease to be a reporting issuer in the provinces of Canada in which it is a reporting issuer, such provinces being British Columbia, Alberta and Ontario, and to otherwise terminate Covus Gold ULC’s public reporting requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  Paragraphs (a) - (e) of Item 5 of the Amended Schedule 13D are hereby deleted in their entirety and replaced with the following:

(a)
See Items 7 through 13 on the cover pages to this statement on the Amended Schedule 13D. The Purchaser is a wholly owned subsidiary of AGA (U.S.A.) Holdings, which is a wholly owned subsidiary of AGA (U.S.A.) Exploration, which is a wholly owned subsidiary of AGA North America, which is a wholly owned subsidiary of AngloGold Ashanti USA Incorporated, which is a wholly owned subsidiary of AGA. Each of AGA and AGA (U.S.A.) Exploration may be considered to be a beneficial owner of the Corvus Shares by virtue of its indirect ownership of all of the equity and voting power of the Purchaser. The Corvus Shares comprise 100% of the outstanding common shares of the Issuer (based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of January 14, 2022, as disclosed by the Issuer in its Quarterly Report for the quarterly period ended November 30, 2021 on Form 10-Q, filed with the SEC on January 14, 2022).

(b)
See Items 7 through 13 on the cover pages to this statement on the Amended Schedule 13D. The Purchaser has power both to dispose of and exercise the voting rights attributable to the Corvus Shares. Each of AGA and AGA (U.S.A.) Exploration may be deemed to control the Purchaser and therefore share voting power and investment power with respect to the Corvus Shares. See Item 2 of this Statement on the Amended Schedule 13D for information on the AGA Entities.

(c)	Except for the completion of the transactions as set out in Item 4 above, none of the Reporting Persons has effected any transaction in Corvus Shares during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Corvus Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  Item 6 of the Amended Schedule 13D is hereby supplemented by incorporating by reference in its entirety the information set forth in Item 4 above and amended to add the following at the end thereof:

  On January 17, 2022, each of the Reporting Persons entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing Agreement, originally dated as of July 13, 2021 (the “Joint Filing Agreement”), pursuant to which the Purchaser agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on the Amended Schedule 13D, and any amendments thereto, with respect to the Corvus Shares. A copy of the Joint Filing Agreement was filed as Exhibit 99.1 to the Original Schedule 13D and is incorporated herein by reference. A copy of the Joinder Agreement is filed herewith as Exhibit 99.21 and incorporated herein by reference. The foregoing description of the Joinder Agreement is qualified in its entirety by reference to the Joinder Agreement, filed herewith.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.21	Joinder Agreement, dated January 17, 2022, by and between the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 18, 2022

AngloGold Ashanti Limited

By:	/s/ Kandimathie Christine Ramon
	Name:	Kandimathie Christine Ramon
	Title:	Chief Financial Officer & Executive Director

AngloGold Ashanti (U.S.A.) Exploration Inc.

By:	/s/ Timothy Thompson
	Name:	Timothy Thompson
	Title:	Director & President

1323606 B.C. Unlimited Liability Company (which became Corvus Gold ULC as a result of the amalgamation)

By:	/s/ Timothy Thompson
	Name:	Timothy Thompson
	Title:	President

SCHEDULE A
AGA ENTITIES

AGA Entity	Name, state or other place of organization	Address of the principal office

AngloGold Ashanti Limited	South Africa	112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa
AngloGold Ashanti USA Incorporated	Delaware	4601 DTC Boulevard, Suite 550, Denver, CO 80237

AngloGold Ashanti North America Inc.	Colorado	4601 DTC Boulevard, Suite 550, Denver, CO 80237

AngloGold Ashanti (U.S.A.) Exploration Inc.	Delaware	4601 DTC Boulevard, Suite 550, Denver, CO 80237

AngloGold Ashanti (U.S.A.) Holdings Inc.	Delaware	4601 DTC Boulevard, Suite 550, Denver, CO 80237

1323606 B.C. Unlimited Liability Company (which became Corvus Gold ULC as a result of the amalgamation)	British Columbia, Canada	Suite 1700, Park Place, 666 Burrard Street, Vancouver BC V6C 2X8 Canada

SCHEDULE B
AGA DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the AGA Directors and Officers are set forth below. Unless otherwise indicated in the tables below each occupation set forth opposite an individual’s name refers to a position with an AGA Entity.

AngloGold Ashanti Limited

Name (and business address where not 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Alberto Calderon Zuleta	Colombia	Executive Director & Chief Executive Officer
Kandimathie Christine Ramon	South Africa	Executive Director & Chief Financial Officer
Albert Garner	U.S.A.	Independent Non-Executive Director of AGA and Managing Director and Vice Chair of Investment Banking of Lazard Ltd. whose principal business address is at 30 Rockefeller Plaza, New York, NY 10112
Rhidwaan Gasant	South Africa	Independent Non-Executive Director
Nelisiwe Magubane	South Africa	Independent Non-Executive Director
Maria Ramos	South Africa	Independent Non-Executive Director
Maria Richter	Panama, U.S.A.	Independent Non-Executive Director
Alan Ferguson	United Kingdom	Independent Non-Executive Director
Jochen Tilk	Canada	Independent Non-Executive Director
Kojo Busia	Ghana	Independent Non-Executive Director
Scott Lawson	U.S.A.	Independent Non-Executive Director
Lizelle Marwick	South Africa	Executive Vice President: General Counsel & Compliance
Vaughan Chamberlain	South Africa	Interim Chief Development Officer
Ludwig Eybers	South Africa	Chief Operating Officer
Italia Boninelli	South Africa	HR Executive Consultant
Stewart Bailey	South Africa, United Kingdom	Executive Vice President: Corporate Affairs & Sustainability
Marcelo Godoy	U.S.A., Brazil	Chief Technology Officer

AngloGold Ashanti USA Incorporated

Name (and business address where not 4601 DTC Boulevard, Suite 550, Denver, CO 80237)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Ludwig Eybers	South Africa	Director (& Chief Operating Officer of AngloGold Ashanti Limited)
Timothy Thompson	U.S.A.	Director & President
Marcelo Ortiz de Zarate	U.S.A.	Director & Vice President
Wayne Chancellor	U.S.A.	Vice President & Secretary
Katie Burritt	U.S.A.	Treasurer

AngloGold Ashanti North America Inc.

Name (and business address where not 4601 DTC Boulevard, Suite 550, Denver, CO 80237)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Ludwig Eybers	South Africa	Director (& Chief Operating Officer: International of AngloGold Ashanti Limited)
Timothy Thompson	U.S.A.	Director & President
Marcelo Ortiz de Zarate	U.S.A.	Director & Vice President
Wayne Chancellor	U.S.A.	Vice President & Secretary
Katie Burritt	U.S.A.	Treasurer

AngloGold Ashanti (U.S.A.) Exploration Inc.

Name (and business address where not 4601 DTC Boulevard, Suite 550, Denver, CO 80237)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Michael Birkhead	U.S.A.	Director (& Senior Vice President: Business Improvement and ICE of AngloGold Ashanti Limited)
Timothy Thompson	U.S.A.	Director & President
Marcelo Ortiz de Zarate	U.S.A.	Director & Vice President
Wayne Chancellor	U.S.A.	Vice President & Secretary
Katie Burritt	U.S.A.	Treasurer

AngloGold Ashanti (U.S.A.) Holdings Inc.

Name (and business address where not 4601 DTC Boulevard, Suite 550, Denver, CO 80237)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Timothy Thompson	U.S.A.	Director & President
Marcelo Ortiz de Zarate	U.S.A.	Director
Wayne Chancellor	U.S.A.	Vice President & Secretary
Katie Burritt	U.S.A.	Treasurer
Korey Christensen	U.S.A.	Assistant Secretary

1323606 B.C. Unlimited Liability Company (which became Corvus Gold ULC as a result of the amalgamation)

Name (and business address where not Suite 1700, Park Place, 666 Burrard Street, Vancouver BC V6C 2X8 Canada)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Robert Hayes	United Kingdom	Director (& Group Treasurer of AngloGold Ashanti Limited)
Timothy Thompson	U.S.A.	Director & President
Wayne Chancellor	U.S.A.	Vice President & Secretary
Katie Burritt	U.S.A.	Treasurer